SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11‑K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________
Commission file number: 001‑14431
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Golden State Water Company Investment Incentive Program
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
American States Water Company

630 East Foothill Boulevard
San Dimas, California 91773

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol(s)	Name of Each Exchange on Which Registered
American States Water Company Common shares	AWR	New York Stock Exchange

Golden State Water Company
Investment Incentive Program

Financial Statements and
Supplemental Schedule
As of December 30, 2020 and 2019 and
for the Year Ended December 30, 2020

Golden State Water Company
Investment Incentive Program

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Golden State Water Company Investment Incentive Program Plan Administrator and Plan Participants
San Dimas, California

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Golden State Water Company Investment Incentive Program (the “Plan”) as of December 30, 2020 and 2019, the related statement of changes in net assets available for plan benefits for the year ended December 30, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 30, 2020 and 2019, and the changes in net assets available for plan benefits for the year ended December 30, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 30, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 28, 2021
We have served as the Plan's auditor since 2002.

Golden State Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

As of December 30,	2020	2019
Assets

Investments at fair value	$177,414,114	$170,411,396
Investments at contract value	15,308,074	12,825,043

Receivables:
Employer contributions receivable	128,200	103,734
Notes receivable from participants	2,925,031	2,964,589
Total receivables	3,053,231	3,068,323

Net assets available for plan benefits	$195,775,419	$186,304,762

See accompanying notes to financial statements

Golden State Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 30,	2020

Additions:
Contributions:
Employee	$5,704,492
Employee rollovers	1,041,144
Employer, net of forfeitures	4,571,479

Total contributions	11,317,115

Net investment income:
Net appreciation in fair value of investments	12,735,962
Interest and dividends	4,585,668
Total net investment income	17,321,630

Interest income on notes receivable from participants	163,806

Total net additions	28,802,551

Deductions:
Benefits paid to participants	19,047,200
Administrative and other expenses	284,694

Total deductions	19,331,894

Net increase	9,470,657

Net assets available for plan benefits
Beginning of year	186,304,762

End of year	$195,775,419

See accompanying notes to financial statements

Notes to the Financial Statements

Note 1 - Plan Description
The following description of the Golden State Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established by Golden State Water Company (the “Company” or “GSWC”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERlSA”).
Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets that were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $2,028,228 and $3,003,744 as of December 30, 2020 and 2019, respectively. Such net assets as of December 30, 2020 and 2019 are participant directed investments.
In 1998, the Company formed a holding company, American States Water Company (“ASWC”). At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in ASWC common stock.
On July 1, 2020, GSWC completed the transfer of the electric utility assets and liabilities from its electric division to Bear Valley Electric Service, Inc ("BVESI"), a separate legal entity and wholly owned subsidiary of ASWC. The reorganization did not impact the Plan, nor result in any substantive changes to ASWC's operations or business segments. As of December 30, 2020, ASWC has no material assets other than the common stock of the Company and its other wholly-owned subsidiaries, BVESI and American States Utility Services, Inc. (“ASUS”).
Plan Administration
The Plan is administered by the Investment Incentive Program Administrative Committee (the “Plan Administrator” or “Committee”), which is appointed by GSWC’s Board of Directors. John Hancock Retirement Plan Services (“Trustee”) provides the record keeping services and serves as the Plan’s appointed trustee.
ASWC Common Stock Fund
Effective January 1, 2003, the ASWC Common Stock Fund was deemed an ‘employee stock ownership plan’ within the meaning of Section 4975(e)(7) of the IRC and ERISA Section 407(d)(6) that is intended to invest primarily in common stock of ASWC.
Eligibility
Any employee in participating business units who has completed a period of service of 30 consecutive days is eligible to participate in the Plan. The Plan provides for automatic enrollment. Participation begins on the first day of the payroll period coincident with or next following the attainment of 30 consecutive days of service. Participating business units include GSWC, BVESI, corporate employees of ASUS, and exempt employees of ASUS’s subsidiaries. Non-exempt employees of ASUS’s subsidiaries are covered under separate programs unless they elect to participate in the Plan or in other benefit coverage as noted in the following sentences. The Plan was amended in December 2014 to allow existing non-exempt employees of ASUS’s subsidiaries, effective January 1, 2015, to elect into the Plan. Non-exempt employees of ASUS’s subsidiaries hired on or after January 1, 2015 are automatically enrolled in the Plan, unless they elect to direct their allowed fringe benefit amount to other benefit coverage.
Eligible employees meeting the service requirements are auto-enrolled in the Plan at an employee contribution rate of three percent. This will generate a dollar for dollar employer matching contribution up to the limits described below. Employees are given the option to elect additional contributions, to decline contributions altogether, or to remain at three percent. Furthermore, employees are requested to select the funds into which their contribution will be deposited. The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.
Eligible employees hired or rehired on or after January 1, 2011 are auto-enrolled in the Profit Sharing feature of the Plan, once they have completed a period of service of 30 consecutive days. The Plan was amended in 2018 to cover all ASUS employees previously excluded from the Plan, unless the employee currently accrues benefits under the Defined Benefit Pension Plan, which has been closed to new employees since December 31, 2010.

Notes to the Financial Statements

Company profit sharing contributions amount to 5.25% of eligible pay for GSWC employees. The 2018 plan amendment changed the Company profit sharing contribution for ASUS employees from 5.25% to 3%. All Company contributions are deposited into employee directed funds. Employees may elect to direct these contributions into any fund available under the Plan, except the ASWC Common Stock Fund. The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.
Contributions
Eligible employees can contribute an amount between 1% and 50% of compensation as defined in the Plan document and amendments, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year, who have met the annual IRC deferral limit or the specified Plan limits for deferral, are eligible to make catch-up contributions, subject to certain IRC limitations. In addition, eligible employees are provided with matching employer contributions to their accounts of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant.
The matching contribution for each participant is made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. If the matching contribution is to any fund other than the ASWC Common Stock Fund, the match is made in cash.  If the matching contribution is made to the ASWC Common Stock Fund, the Plan has the option to fund the match in cash and ASWC Common Stock, or entirely in cash. For the year ended December 30, 2020, all Company matching contributions to the ASWC Common Stock were made in cash. All investments are participant directed.
Employees may elect to contribute to the Plan in the traditional pre-tax manner, or contribute post-tax dollars to the Roth portion of the Plan. Contributions may be split between Roth and traditional pre-tax, but the matching provisions of the Plan relating to the amount of contributions and Company matching contributions will apply to the total. Rollover contributions from qualified plans are permitted.
Employees cannot make contributions to the Profit Sharing program.
Vesting
Plan participants are always fully vested in their contributions and the employer matching contributions made to their account, plus actual earnings thereon. Profit Sharing contributions, plus actual earnings thereon, vest when the participant attains three years of service.
Distribution of Benefits
Participants’ benefits under the Plan become distributable upon termination of service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the distribution value date, as defined in the Plan document. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the distribution value date, except as described below.
A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of their account or the total unwithdrawn deferral contributions after the participant has attained age 59 1/2. Subject to the approval of the Plan Administrator, withdrawals from a participant’s vested account before age 59 1/2 may be permitted to meet a financial hardship, as defined in the Plan document. The Plan was amended effective January 1, 2020, to reflect final regulations published by the Internal Revenue Service on hardship distributions under Investment Incentive (401k) Plans. Otherwise, withdrawals from a Plan participant’s vested account are permitted only after termination of employment or upon death or total disability. A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of the participant’s PAYSOP account attributable to shares of ASWC Common Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.
Participant Accounts
Each Plan participant’s account is credited or debited with the participant’s contributions and/or employer contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses are charged directly to a specific participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.
Forfeitures
When a Participant incurs a severance from service when they are not 100% vested in their Profit Sharing Account, the unvested portion of such accounts shall be forfeited. Any amount that has been forfeited under the Plan shall be applied first to pay expenses and fees in connection with the administration of the Plan and then, to the extent that any such forfeitures remain, shall be used to reduce Employer contributions. As of December 30, 2020 and 2019, there was approximately $243,000 and

Notes to the Financial Statements

$31,000, respectively, of unused forfeitures. For the year ended December 30, 2020, forfeitures used to pay plan fees and to reduce Employer contributions were approximately $186,000 and $115,000, respectively.
Notes Receivable from Participants
Notes receivable from participants consist of participants’ loans borrowed on their eligible accounts. Participants may not borrow on their profit sharing balances. With the exception of the provisions under the Coronavirus Aid, Relief, and Economic Security Act as discussed below, participants may borrow from their eligible account a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over a period of no more than 59 months for all loans, except for loans made to purchase a primary residence, which must be repaid within a period of no more than 10 years. The loans bear interest at the prime rate plus one percent. The interest rates on loans outstanding as of December 30, 2020 ranged from 3.75% to 7.75% and mature on various dates through 2030. A loan shall be in default if any scheduled payment is not paid by the last day of the calendar quarter following the calendar quarter in which such scheduled payment was due. A participant who terminates employment and has an outstanding loan balance may continue to make payments directly to the Trustee in order to avoid default.
Management determines the collectability of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed uncollectible are written-off and included as loans in default in the financial statements and the Form 5500 in the year the determination is made. As of December 30, 2020 and 2019, participant loans deemed uncollectible were insignificant.
Coronavirus Aid, Relief, and Economic Security Act ("CARES Act”)
On March 27, 2020, the CARES Act was signed into law. The CARES Act, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. The following provisions were implemented into the Plan effective May 1, 2020:
•Allow for special coronavirus-related distributions up to $100,000 made between January 1, 2020 and December 31, 2020;
•Special coronavirus-related distributions are not subject to 20% withholding or the 10% early withdrawal penalty for distributions prior to age 59 1/2;
•Increase the available loan amount to the lesser of $100,000 or 100% of the participant’s vested account balance, for loans issued between March 27, 2020 and September 22, 2020.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.
Risks and Uncertainties
The Plan’s investment in the ASWC Common Stock Fund amounted to $44,508,818 and $57,461,655 as of December 30, 2020 and 2019, respectively. Such investments represented approximately 23% and 31% of the Plan’s total net assets as of December 30, 2020 and 2019, respectively. For risks and uncertainties regarding ASWC, participants should refer to the December 31, 2020 Form 10-K and the March 31, 2021 Form 10-Q of ASWC filed with the Securities and Exchange Commission. The Plan provides for various investment options in mutual funds, common and collective trust investment funds, and a group annuity contract offered by the Trustee, and the ASWC Common Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term could materially affect the amounts reported in the financial statements.
The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transactions and changes in foreign currency translation clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many

Notes to the Financial Statements

foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.
The impact of the coronavirus COVID-19 pandemic has contributed to significant fluctuations in financial markets. As a result, the Plan’s investment portfolio has and may continue to fluctuate in response to changing market conditions due to the pandemic.
Investment Valuation
Investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. The New York Life Insurance Anchor Account IV Stable Value Fund is a fully benefit-responsive investment contract. Fully benefit-responsive investment contracts are measured, presented, and disclosed at contract value, which is the relevant measurement because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Net Appreciation in Fair Value of Investments and Income Recognition
Net appreciation in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation in fair value of investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, are paid by the Plan and charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account, such as loan processing fees, are specifically allocated and deducted from the specific participant’s account. The Company is not obligated to pay the Plan’s expenses.
Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10% of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to ASWC common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2020, Plan administrative expenses borne by the Plan and by the Company were insignificant.
New Accounting Guidance
Accounting Guidance Adopted
In August 2018, the FASB issued an accounting standards update to remove, modify, and add certain disclosure requirements related to fair value measurement. The Plan adopted the guidance effective December 31, 2019, which did not have an impact on disclosures.
Note 3 - Investment Options
Participants may direct their investment into various fund options and may change their investment elections on a daily basis, in full percentage increments. Certain participants may be restricted to specific periods during which ASWC common stock can be traded. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options as well as for the detailed composition of each investment fund.

Notes to the Financial Statements

Note 4 - Investment Contract
The Plan has the NYL Insurance Stable Value Fund (the “Fund”) as an investment option. The Fund's only investment is the New York Life Insurance Company Anchor Account IV Stable Value Fund, a group annuity contract sponsored by New York Life. The Fund is included in the financial statements at contract value as reported to the Plan by New York Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract at December 30, 2020 and 2019 was $15,308,074 and $12,825,043, respectively. The crediting interest rate is subject to a minimum rate provision, but may never fall below 1 percent after deductions for any expenses.
Certain events limit the ability of the Fund to transact at contract value with the issuer. Such events include employer-initiated events such Fund termination, merger, spin-off, lay-offs, or early retirement incentives. The Plan Administrator does not believe that any events which would limit the Fund's ability to transact at contract value with participants are probable of occurring.

	2020	2019
Average yields:

Based on actual earnings	1.92%	2.43%

Based on interest rate credited to participants	1.92%	2.43%
Note 5 - Fair Value Measurements
Accounting guidance for the fair value measurement of financial assets and liabilities establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under this guidance are described below:
Basis of Fair Value Measurement:

Level 1	-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	-	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3	-	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no changes in the valuation methods as of December 30, 2020 or 2019.
The following tables set forth the Plan’s investment assets measured at fair value as of December 30, 2020 and 2019 within the fair value hierarchy, as well as investment assets measured at net asset value ("NAV"). As required by the accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Notes to the Financial Statements

	Assets at Fair Value as of
	December 30, 2020
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock Fund:
Common Stock	$43,127,724	$—	$—	$43,127,724
PIMCO Money Market Fund	1,378,087	—	—	1,378,087

Registered Investment Companies:
U.S. Equity Funds	53,568,759	—	—	53,568,759
International Equity Funds	4,660,487	—	—	4,660,487
Balanced Funds	56,719,654	—	—	56,719,654
Bond Funds	4,970,248	—	—	4,970,248

Total investments in fair value hierarchy	164,424,959	—	—	164,424,959

Total investments measured at net asset value (a)	—	—	—	12,989,155
Investments at fair value	$164,424,959	$—	$—	$177,414,114

	Assets at Fair Value as of
	December 30, 2019
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock Fund:
Common Stock	$55,727,631	$—	$—	$55,727,631
PIMCO Money Market Fund	1,734,024	—	—	1,734,024

Registered Investment Companies:
U.S. Equity Funds	44,698,277	—	—	44,698,277
International Equity Funds	4,402,757	—	—	4,402,757
Balanced Funds	47,451,856	—	—	47,451,856
Bond Funds	4,060,413	—	—	4,060,413

Total investments in fair value hierarchy	158,074,958	—	—	158,074,958

Total investments measured at net asset value (a)	—	—	—	12,336,438
Investments at fair value	$158,074,958	$—	$—	$170,411,396

(a) In accordance with the accounting guidance on fair value measurement, certain investments that were measured at net asset value per share (or its equivalent practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line item Investments at fair value, in the Statement of Net Assets Available for Plan Benefits.
The categorization of debt and equity securities is classified based on the nature and risk of the investment. The Plan’s investments that are measured at fair value on a recurring basis, such as the American States Water Company Common Stock Fund, which includes the money market fund and common stock, and the mutual funds included within the Registered Investment Companies are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The common collective trusts are measured at NAV of the units held. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
The following table summarizes investments for which fair value is measured using NAV per share:

Notes to the Financial Statements

Investments measured using NAV	2020 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Prudential Core Plus Bond Fund Trust Class 5	$7,301,393	N/A	Daily	1 day
Boston Partners Large Cap Value Equity Collective Trust Fund	$4,955,472	N/A	Daily	1 day
LSV U.S. Small Cap Value Equity Tier 7	$455,135	N/A	Daily	1 day
Principal Diversified Real Asset Collective Investment Trust	$277,155	N/A	Daily	1 day

Investments measured using NAV	2019 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Prudential Core Plus Bond Fund Trust Class 5	$6,362,538	N/A	Daily	1 day
Boston Partners Large Cap Value Equity Collective Trust Fund	$4,981,497	N/A	Daily	1 day
LSV U.S. Small Cap Value Equity Tier 7	$764,485	N/A	Daily	1 day
Principal Diversified Real Asset Collective Investment Trust	$227,918	N/A	Daily	1 day
There are no plan liabilities recorded at fair value at December 30, 2020 or 2019.

Note 6 - Related Party and Party-In-Interest Transactions
The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of a group annuity contract offered by the Trustee, and shares of ASWC Common Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Total purchases at market value related to the common stock of ASWC for 2020 and 2019 were $15,733,433 and $17,755,883, respectively. Total sales at market value related to the common stock of ASWC for 2020 and 2019 were $24,401,693 and $26,322,011, respectively. Total dividends received related to the common stock of ASWC for 2020 and 2019 were $768,627 and $779,971, respectively. Notes receivable from participants also qualify as party-in-interest transactions under ERISA. Fees paid to the Trustee for the year ended December 30, 2020 and 2019 were insignificant.
Note 7 - Tax Status
The Internal Revenue Service (“IRS”) issued a favorable determination letter dated March 4, 2016 stating that the Plan and its related trust are designed in accordance with applicable IRC requirements as of that date. The determination letter covered amendments through February 18, 2014. Although the Plan has since been amended, the Plan Administrator believes that the Plan continues to be designed and operated in compliance with the IRC. Consequently, the Plan Administrator believes that the Plan has been continuously qualified, and its related trust has therefore been tax-exempt, including as of December 30, 2020 and 2019, and for the year ended December 30, 2020. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits in progress.
Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain income tax positions taken, or planned to be taken, by the Plan, and for the Plan's trust to recognize a tax liability (or asset) if such a position is not "more likely than not" to be sustained upon examination by the IRS that would result in disqualification of the Plan. Because of the Plan Administrator's belief that the Plan is, and will remain, qualified, including based on all tax positions it has taken, it has concluded that, as of December 30, 2020, there are no tax liabilities (or assets) for which recognition or disclosure is required in the financial statements.
Note 8 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Golden State Water Company
Investment Incentive Program
Form 5500 - Schedule H - Line 4i -
Schedule of Assets (Held at End of Year) as of December 30, 2020
EIN: 95-1243678
Plan Number: 005

	(c) Description of investment
(a)(b) Identity of issuer, borrower,	including maturity dates, rate of	(d)	(e) Current
lessor, or similar party	interest, par or maturity value	Cost	Value

Common Stock:
* American States Water Company	American States Water Company Common
	Stock Fund:
	PIMCO Money Market Fund	**	$1,378,087
	American States Water Company Common Stock	**	43,127,724
			44,505,811

Registered Investment Companies:
William Blair	William Blair Small Mid Cap Growth Fund (I)	**	5,709,817
MainStay	MainStay Large Cap Growth Fund (I)	**	16,208,229
Vanguard	Vanguard Total Bond Fund	**	4,970,248
Vanguard	Vanguard Institutional Index Fund	**	17,217,755
Vanguard	Vanguard Extended Market Index Fund (Inst)	**	14,432,958
Vanguard	Vanguard Total International Index Fund (Adm)	**	1,927,959
Dodge & Cox	Dodge & Cox International Stock Fund	**	2,732,528
T. Rowe Price	Retirement 2005 Fund	**	76,338
T. Rowe Price	Retirement 2010 Fund	**	185,450
T. Rowe Price	Retirement 2015 Fund	**	790,621
T. Rowe Price	Retirement 2020 Fund	**	4,010,637
T. Rowe Price	Retirement 2025 Fund	**	14,659,676
T. Rowe Price	Retirement 2030 Fund	**	7,654,663
T. Rowe Price	Retirement 2035 Fund	**	7,671,046
T. Rowe Price	Retirement 2040 Fund	**	5,770,565
T. Rowe Price	Retirement 2045 Fund	**	6,105,650
T. Rowe Price	Retirement 2050 Fund	**	5,630,432
T. Rowe Price	Retirement 2055 Fund	**	3,168,217
T. Rowe Price	Retirement 2060 Fund	**	996,359
			119,919,148

Common/Collective Trusts Investment Funds:
Prudential	Prudential Core Plus Bond Fund Trust Class 5	**	7,301,393
Boston Partners	Boston Partners Large Cap Value Equity CTF	**	4,955,472
LSV	LSV U.S. Small Cap Value Equity Tier 7	**	455,135
Principal	Principal Diversified Real Asset CIT T1	**	277,155
			12,989,155

Group Annuity Contract:
*NYL Insurance Anchor IV	NYL Insurance Anchor Account IV Stable Value Fund	**	15,308,074

Total investments			192,722,188

*Notes receivable from participants	Notes with maturities through 2030, interest
	rates ranging from 3.75% to 7.75%	**	2,925,031
			$195,647,219

* Represents a party-in-interest as defined by ERISA.
** The cost is only required for non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN STATE WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

By: /s/ ROBERT J. SPROWLS
Robert J. Sprowls
Member - Investment Incentive Program Administrative Committee

By: /s/ DENISE L. KRUGER
Denise L. Kruger
Member - Investment Incentive Program Administrative Committee

By: /s/ EVA G. TANG
Eva G. Tang
Member - Investment Incentive Program Administrative Committee

By: /s/ BRYAN K. SWITZER
Bryan K. Switzer
Member - Investment Incentive Program Administrative Committee

By: /s/ GLADYS M. FARROW
Gladys M. Farrow
Member - Investment Incentive Program Administrative Committee

Dated: June 28, 2021